March 11, 2019

Lewis W. Dickey, Jr.
President and Chief Executive Officer
Modern Media Acquisition Corp. S.A.
3414 Peachtree Road, Suite 480
Atlanta, GA 30326

       Re: Modern Media Acquisition Corp. S.A.
           Registration Statement on Form F-4
           Filed February 12, 2019
           File No. 333-229613

Dear Mr. Dickey:

       We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form F-4

Proxy Statement/Prospectus Cover Page, page i

1. Please revise the proxy statement/prospectus cover page so that it describes the business combination transaction, its purpose, and its effect in plain English.
2. Disclose the total number of shares and warrants you expect to issue in connection with the business combination. Disclose the number of shares and warrants to be issued to each company's shareholders.
3. Disclose the total consideration in cash and securities that may be paid to Akazoo shareholders in the business combination. Provide a brief explanation of how you will determine the number of shares to be issued to each security holder of Akazoo in the business combination.
 Lewis W. Dickey, Jr.
FirstName LastNameLewis Corp. S.A. Jr.
Modern Media Acquisition W. Dickey,
Comapany2019
March 11, NameModern Media Acquisition Corp. S.A.
March 11, 2019 Page 2
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FirstName LastName
4. We note the following disclosure on page iii: "In the event that Akazoo waives this condition [that MMAC has not less than $60.0 million of cash that is available for distribution upon the consummation of the business combination], MMAC does not intend to seek additional stockholder approval or to extend the time period in which its public stockholders can exercise their redemption rights. In no event, however, will MMAC redeem public shares in an amount that would cause its net tangible assets to be less than
         $5,000,001." Since you do not intend to seek additional stockholder approval or extend the time for exercising redemption rights, please revise your disclosure throughout the proxy statement/prospectus so that it also contemplates that MMAC shareholders may redeem an amount of shares that leaves a minimum amount of $5,000,001 in the trust. Also disclose how you will inform shareholders if this condition is waived.
5. Disclose the number and percentage of MMAC shares whose redemption would cause
         MMAC to not meet the $60 million and $5,000,001 cash conditions to the business combination.
Questions and Answers About the Business Combination and the Special Meeting Who is PubCo?, page 5

6. Explain why PubCo, the newly formed entity that will be the surviving publicly traded entity, was incorporated as a Luxembourg company.
Summary of the Proxy Statement/Prospectus
The Business Combination
Pre-Business Combination and Post-Business Combination Structure, page 17

7. Revise the before and after organization charts to disclose where each company is incorporated. Also disclose the current and expected ownership percentages of the
         MMAC stockholders, sponsor, and Akazoo equityholders.
8. Disclose that MMAC and Akazoo shareholders will become shareholders in a
         Luxembourg company that will provide disclosure to its shareholders as a foreign private issuer.
"Insider" Stockholders; Voting by MMAC Directors and Officers, page 19

9. Disclose whether you are aware of any plans for MMAC's sponsor, directors, executive officers, advisors or their affiliates to purchase MMAC common stock from public stockholders in anticipation of the vote.
Conditions to the Consummation of the Business Combination, page 20

10. Disclose here and throughout the proxy statement/prospectus, including the risk factors on pages 35 and 37, the specific conditions that may be waived by either party. Discuss any material consequences of such waivers.
 Lewis W. Dickey, Jr.
FirstName LastNameLewis Corp. S.A. Jr.
Modern Media Acquisition W. Dickey,
Comapany2019
March 11, NameModern Media Acquisition Corp. S.A.
March 11, 2019 Page 3
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FirstName LastName
Redemption Rights, page 21

11. Address here or in the question and answer section how a stockholder vote may affect stockholders' ability to exercise redemption rights. Highlight that holders of MMAC shares may elect to redeem shares irrespective of whether the holder votes for or against the approval of the business combination proposal, and consequently, the merger agreement may be approved by stockholders who will redeem shares and no longer remain stockholders.
Selected Historical Financial Data of Akazoo, page 27

12. Please balance your presentations of Adjusted Gross Margin on pages 30 and 147, and elsewhere as applicable, with an equally prominent disclosure of gross margin calculated based upon gross profit under IFRS. We refer you to Item
10(e)(1)(i)(A) of Regulation S-
         K and Question 102.10 of the Compliance and Disclosure Interpretations on Non-GAAP
         Financial Measures.
Comparative Historical and Unaudited Pro Form Per Share Data, page 34

13. Disclose pro forma book value per share for Akazoo Limited after giving effect to the distribution of cash to be paid to the former Akazoo shareholders.
14. Disclose MMAC pro forma book value per share data to give effect to an assumption of a redemption of no shares and the resulting transfer of redeemable common stock to permanent equity and an assumption of a redemption of the maximum number of shares with the remainder transferred to permanent equity.
Risks Related to PubCo's Business, page 47

15. Include a risk factor addressing the risks involved with operating in emerging markets and how such risks might impact the company's growth, results of operations, and financial condition. Your discussion should highlight the unique aspects of operating a streaming service in developing countries (e.g., difficulties faced in obtaining licenses, the evolving competitive landscape, and varying local government policies).
PubCo is at risk of attempts at unauthorized access to its services..., page 56

16. You disclose that Akazoo has been impacted by third-party attempts to artificially manipulate stream counts. Expand your disclosure to address how Akazoo has detected and remedied fraudulent streams and associated user accounts. Also discuss whether and to what extent these attempts may have affected the key performance indicators management relies upon.
 Lewis W. Dickey, Jr.
FirstName LastNameLewis Corp. S.A. Jr.
Modern Media Acquisition W. Dickey,
Comapany2019
March 11, NameModern Media Acquisition Corp. S.A.
March 11, 2019 Page 4
Page 4
FirstName LastName
PubCo's user metrics and other estimates are subject to inherent challenges in measurement..., page 56

17. We note your disclosure that you use internal company data to calculate metrics, yet you state that advertisers rely on third-party measurement services to calculate certain metrics.
         Clarify whether the company relies on any third party services for calculating metrics or tracking user/Subscriber activity. Also describe in greater detail the inherent challenges in measuring how your service is used.
Special Meeting of MMAC Stockholders
Share Ownership of and Voting by MMAC Directors and Executive Officers, page 73

18. Disclose here the total shares owned by directors and executive officers as a percentage of the total number of outstanding shares.
Background of the Business Combination, page 79

19. Expand your discussion of the parties' negotiation of material aspects of the proposed deal, including, but not limited to, the terms and conditions of the Business Transaction
         Agreement, the determination of the final structure of the proposed transaction, and the ultimate amount and form of consideration. For example, provide more detail as to:
           the discussions between Akazoo management and representatives of the sponsor in the
             August 2 and 3, 2018 meetings;
           the January 7, 2019 meeting with respect to the boards' consideration of the planned transaction structure and Akazoo's prospects;
           how the shareholder redemptions resulting from the shareholder vote to extend the deadline by which MMAC must complete a business combination impacted the discussions and terms of the transaction; and
           how the parties came to a final agreement on the consideration, including the cash payment.
MMAC's Reasons for the Business Combination and Recommendation of MMAC's Board, page
82

20. We note that your board of directors reviewed management's due diligence findings, including those listed on page 82. Please revise to provide more detailed and quantified disclosure of management's due diligence findings that the board considered, such as the comparable companies analysis.
21. Revise to discuss in more detail the MMAC board's consideration of the fact that current shareholders of Akazoo will own a majority of the public company following consummation of the transaction. Also discuss how the board evaluated the consideration, structure and uncertain tax consequences of the transaction in determining to recommend that MMAC stockholders approve and adopt the Business Transaction Agreement.
 Lewis W. Dickey, Jr.
FirstName LastNameLewis Corp. S.A. Jr.
Modern Media Acquisition W. Dickey,
Comapany2019
March 11, NameModern Media Acquisition Corp. S.A.
March 11, 2019 Page 5
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FirstName LastName
22. We note references in the background of the merger and in the board's reasons for the business combination to financial forecasts provided by Akazoo and considered by the
         MMAC board, management and advisors. We also note the specific reference to
         Akazoo's 2018E-2021E revenue compound annual growth rate of approximately 40%.
         Please disclose all material projections that Akazoo provided to MMAC or advise us why they are not material. Also, disclose the basis for and the nature of the material assumptions underlying the projections.
Satisfaction of 80% Requirement, page 87

23. Provide quantified disclosure of how the MMAC board determined that Akazoo has a fair market value equal to at least 80% of MMAC's net assets at the time of the transaction, including the funds held in the trust account.
Material U.S. Federal Income Tax Consequences of the Business Combination, page
88

24. As it appears the U.S. Federal Income Tax Consequences are material and in light of the representation that U.S. Holders "should" not recognize gain or loss on the automatic conversion of MMAC Rights to MMAC Common Stock immediately prior to the
         Merger, please file counsel's tax opinion as an exhibit to the registration statement. Refer to Item 601(b)(8) of Regulation S-K and Section III of Staff Legal Bulletin 19.
         Additionally, revise to clarify the degree of uncertainty stemming from the question of whether Section 367(a) of the Code applies. Finally, discuss whether any of the parties have taken steps to prevent Section 367(a) from being triggered, such as an agreement pursuant to which PubCo would not transfer the assets it acquires from MMAC to certain subsidiaries.
Unaudited Pro Forma Condensed Combined Financial Statements
Description of Business Combination, page 123

25. Please disclose the share exchange ratios in the mergers of MMAC and PubCo, LuxCo and Akazoo, and LuxCo and PubCo. Please similarly clarify your disclosures of the mergers elsewhere in your filing, as applicable.
Unaudited Pro Forma Condensed Combined Financial Statements
Basis of Pro Forma Presentation, page 124

26. Please disclose the business purpose of the $20 million cash distribution to be paid to the former shareholders of Akazoo and explain how it will be funded. Please provide similar disclosure on page 31 and elsewhere, as applicable.
Pro Forma Condensed Combined Statement of Financial Position, page 125

27. In a separate column following the Akazoo historical data, present a pro forma adjustment to accrue the cash payment to be paid to the former shareholders of
 Lewis W. Dickey, Jr.
FirstName LastNameLewis Corp. S.A. Jr.
Modern Media Acquisition W. Dickey,
Comapany2019
March 11, NameModern Media Acquisition Corp. S.A.
March 11, 2019 Page 6
Page 6
FirstName LastName
         Akazoo Limited. This should be followed by a subtotal column to present Akazoo
         Limited on a pro forma basis. Disclose as a separate adjustment within the columns giving effect to the merger, an adjustment to give effect to the payment of the liability to the former Akazoo shareholders. In addition, please tell us how you intend to account for the shareholder distribution and explain your basis for this accounting.
28. It appears pro forma adjustments (1), (2), (3), and (4) should also appear within the
         Scenario 2 pro forma adjustment column.
Unaudited Pro Forma Condensed Combined Statement of Profit or Loss Adjustments, page 128

29. Refer to footnote (2). Please disclose the calculations of the number of Seller shares to be issued in the transactions and explain why more shares will be issued under Scenario 2 than under Scenario 1.
Information About Akazoo
Business Overview, page 129

30. You disclose on page 130 that you have grown your total user and Subscriber base by partnering with certain telecom operators, messaging providers, original equipment manufacturers, and other brands. Expand your disclosure to quantify the portion of your user and Subscriber base that derive from your partnerships. Also disclose whether management tracks the number of Subscribers who sign up directly with Akazoo as opposed to through a third party. To the extent material, also adjust your disclosure throughout the prospectus, including the risk factors section, to address how you rely on third-party bundling of your services to grow your user and Subscriber base and any corresponding risks (e.g., if the terms of the partnership are materially altered to your detriment). In this respect, we note you represent that customer acquisition through these partnerships is "de-risked."
31. Expand your disclosure to explain how you plan to further monetize your ad-supported radio service with a focus on mobile monetization given the recent changes and trends in digital advertising you discuss on pages 63 and 69.
Music Streaming Industry Overview, page 131

32. Qualify your presentation of what you refer to as "explosive demographic trends," such as the increasing rates of smartphone adoption and rising popularity of streaming music content, to address trends or other factors that may serve as a drag on your prospects, growth, or results of operations (e.g., price sensitivity in emerging markets and economic volatility).
 Lewis W. Dickey, Jr.
FirstName LastNameLewis Corp. S.A. Jr.
Modern Media Acquisition W. Dickey,
Comapany2019
March 11, NameModern Media Acquisition Corp. S.A.
March 11, 2019 Page 7
Page 7
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations of
Akazoo, page 139

33. Expand your analysis to explain the underlying reason for the change in monthly ARPU for each period presented. If material, quantify what portions of the increase or decrease were due to changes in licensing arrangements in specific geographic regions.
34. We note that Akazoo's cost of revenue as a percentage of total revenue has increased in recent periods along with the increase in new subscribers. Explain how you plan to balance profitability with subscriber growth and whether management believes cost of revenue as a percentage of total revenue will continue to increase with subscriber growth.
         Disclose whether this is due solely to increased content costs or whether there are other factors.
Key Performance Indicators, page 142

35. It appears you view the ability to convert users of your free ad-supported radio service to paying Subscribers as a key part of your business model. Accordingly, please provide metrics regarding the number of non-paying users and the number of such users that you converted to paid customers for the periods being presented. Similarly, include narrative disclosure for average monthly churn for each period presented.
36. We note that you track Registered Users and management's views that this measure represents a pool of future potential retargeting efforts. Discuss in greater detail why management views Registered Users, which appears to include inactive and non-paying former users, as a useful performance metric. For example, disclose whether the
         Company has successfully retargeted inactive Registered Users in the past.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Revenue and Cost of Revenue, page 144

37. Please expand your discussion on the known trends, transactions, economic factors, risks and uncertainties that resulted in the 32% increase in revenues and 31% cost of revenues per Regulation S-X, Item 303(a)(3)(i) through (iii). In your discussion, please address the impact of the tenders obtained in 2015 on page 141 relative to your streaming services provided in countries in Africa and how this correlates to the subscriber growth of 120%
         for the period ended June 30, 2018.
Financial Statements of Akazoo Limited, page F-1

38. Please provide updated, audited financial statements for the year ended December 31,
         2018. Refer to Item 8.A.4 of Form 20-F.
 Lewis W. Dickey, Jr.
Modern Media Acquisition Corp. S.A.
March 11, 2019
Page 8

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Robert Shapiro, Staff Accountant, at (202) 551-3273 or Robert S.
Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Shainess,
Attorney-Adviser, at (202) 551-7951 or Kathleen Krebs, Special Counsel, at
(202) 551-
3350 with any other questions.



FirstName LastNameLewis W. Dickey, Jr.                     Sincerely,
Comapany NameModern Media Acquisition Corp. S.A.
                                                           Division of
Corporation Finance
March 11, 2019 Page 8                                      Office of
Telecommunications
FirstName LastName